Issuer Free Writing Prospectus

Dated March 31, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-237499

Pricing Term Sheet

FOX CORPORATION

3.050% Senior Notes due 2025
3.500% Senior Notes due 2030

(collectively, the “Senior Notes”)

This Pricing Term Sheet, dated March 31, 2020, is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated March 31, 2020 (the “Preliminary Prospectus Supplement”).  The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Terms Applicable to all Senior Notes

Issuer:	Fox Corporation (the “Issuer”)

Change of Control Triggering Event:

Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	March 31, 2020

Settlement Date:	April 7, 2020 (T+5)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC
Use of Proceeds:	The Issuer intends to use the net proceeds from this offering of the Senior Notes for general corporate purposes.

Terms Applicable to the 2025 Senior Notes

Title of Securities:	3.050% Senior Notes due 2025 (the “2025 Senior Notes”)

Aggregate Principal Amount:	$600,000,000

Maturity Date:	April 7, 2025

Interest Payment Dates:	April 7 and October 7, commencing October 7, 2020

Record Dates:	March 23 and September 22

Issue Price:	99.844%, plus accrued interest, if any, from April 7, 2020

Coupon:	3.050%

Applicable Treasury:	0.500% due March 31, 2025

Benchmark Treasury Price and Yield:	100-26¼; 0.334%

Spread to Applicable Treasury:	275 basis points

Yield to Maturity:	3.084%

Optional Redemption Provisions:

Callable at any time at a redemption price equal to the greater of

(i)100% of the principal amount of the Senior Notes being

redeemed, or (ii) a make-whole price equal to the Remaining

Scheduled Payments of principal and interest discounted at the

Treasury Rate plus 45 basis points for the 2025 Senior Notes, plus,

in each case, accrued and unpaid interest on the principal amount of such Senior Notes being redeemed to, but not including, the applicable redemption date.

On and after March 7, 2025 (one (1) month prior to the maturity date of the 2025 notes), redeemable at the Issuer’s option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the applicable Senior Notes to be redeemed, plus accrued and unpaid interest on the principal amount of such Senior Notes being redeemed to, but not including, the applicable redemption date.

CUSIP/ISIN No.:	35137L AM7 / US35137LAM72

Terms Applicable to the 2030 Senior Notes

Title of Securities:	3.500% Senior Notes due 2030 (the “2030 Senior Notes”)

Aggregate Principal Amount:	$600,000,000

Maturity Date:	April 8, 2030

Interest Payment Dates:	April 8 and October 8, commencing October 8, 2020

Record Dates:	March 24 and September 23

Issue Price:	99.799%, plus accrued interest, if any, from April 7, 2020

Coupon:	3.500%

Applicable Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	108-04; 0.649%

Spread to Applicable Treasury:	287.5 basis points

Yield to Maturity:	3.524%

Optional Redemption Provisions:

Callable at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Senior Notes being redeemed, or (ii) a make-whole price equal to the Remaining Scheduled Payments of principal and interest discounted at the Treasury Rate plus 45 basis points for the 2030 Senior Notes, plus, in each case, accrued and unpaid interest on the principal amount of such Senior Notes being redeemed to, but not including, the applicable redemption date.

On and after January 8, 2030 (three (3) months prior to the maturity date of the 2030 notes), redeemable at the Issuer’s option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the applicable Senior Notes to be redeemed, plus accrued and unpaid interest on the principal amount of such Senior Notes being redeemed to, but not including, the applicable redemption date

CUSIP/ISIN No.:	35137L AL9 / US35137LAL99

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the Preliminary Prospectus Supplement, for more complete information about the Issuer and this offering of the Senior Notes.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and accompanying prospectus may be obtained by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146; E-mail: prospectus@citi.com; or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179; Telephone: (212) 834-4533 (collect).

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